Angel Oak Funds Trust
Registration # 811-22980
Form N-SAR
Annual Period Ended January 31, 2017

Sub-Item 77K: Change in Independent Registered Public Accounting Firm

Deloitte & Touche LLP was previously the principal accountant for Angel Oak High Yield Opportunities Fund (formerly the “Rainier High Yield Fund”). On April 15, 2016 that firm resigned and Cohen & Company, LTD was engaged as principal accountants. The decision to change accountants was approved by the audit committee of the Board of Trustees.

During the fiscal year ended March 31, 2016, there were no: (1) disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) reportable events.

The audit reports of Deloitte & Touche LLP on the financial statements of the Angel Oak High Yield Opportunities Fund as of and for the year ended March 31, 2016 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

A letter from Deloitte & Touche LLP is attached as an Exhibit to Item 77K of Form N-SAR.